UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 *

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R100**

(CUSIP Number)

Kerry Group Corporate Services Limited

31/F., Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong

Telephone +852 2525 7211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American depositary shares, each representing one Class A ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81141R100	Schedule 13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,246,404
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,246,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,246,404
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (see instructions) HC, CO

CUSIP No. 81141R100	Schedule 13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bright Magic Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,800,794
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,800,794
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,794
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paxton Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,851,860
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,851,860
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,860
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Super Class Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,593,750
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,593,750
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,593,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KUOK Khoon Hua
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,246,404
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,246,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,246,404
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81141R100	Schedule 13D	Page 7 of 11 Pages

Item 1.  Security and Issuer.

 This Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value US$0.0005 per share (“Class A Ordinary Shares”) of Sea Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). The Class A Ordinary Shares and the Issuer’s American depositary shares (“ADSs”) (each representing one Class A Ordinary Share) are referred to as the “Shares” and each a “Share”.

The Issuer’s principal executive office is located at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

Item 2.  Identity and Background.

(a)

This Statement is being filed jointly by:-

(i)         Kerry Group Limited, a Cook Islands company (“KGL”);

(ii)        Bright Magic Investments Limited, a British Virgin Islands company (“BMIL”);

(iii)       Paxton Ventures Limited, a British Virgin Islands company (“PVL”);

(iv)       Super Class Ventures Limited, a British Virgin Islands company (“SCVL”); and

(v)        Mr. KUOK Khoon Hua

(each a “Reporting Person” and together, the “Reporting Persons”).

BMIL is a wholly-owned subsidiary of KGL. PVL and SCVL are indirect associates of KGL (i.e. KGL indirectly owns and controls more than 20% but less than 50% in PVL and SCVL). KGL may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Shares held by BMIL, PVL and SCVL.

Mr. KUOK Khoon Hua is an Independent Director of the Issuer. He is a Director of KGL, BMIL and SCVL and has indirect minority interest in KGL, BMIL, PVL and SCVL. He may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Shares held by BMIL, PVL and SCVL.

Shareholders of KGL comprise members of the Kuok family in Hong Kong and elsewhere, their relatives, past and present executives and employees of the Kuok group of companies, related trusts of some or all of the aforesaid and/or companies owned or controlled by any of them, and charitable foundations established by the Kuok family. No single shareholder owns 20% or more of the voting shares of KGL.

The directors of KGL are Mr. KUOK Khoon Chen (Chairman and Managing Director), Mr. KUOK Khoon Ean, Mr. KUOK Khoon Ho, Ms. KUOK Hui Kwong and Mr. KUOK Khoon Hua. The directors of BMIL are Mr. KUOK Khoon Hua and Mr. KWOK Ping Leong. The directors of PVL are Ms. Keren CHEN and Ms. TEO Ching Leun. The directors of SCVL are Mr. KUOK Khoon Hua, Ms. Keren CHEN and Ms. TEO Ching Leun.

(b)

The registered office of KGL is The Office of Cook Islands Trust Corporation Ltd, First Floor, BCI House, Avarua, Rarotonga, Cook Islands.

The registered office of PVL and SCVL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The business address of BMIL, Mr. KUOK Khoon Hua and all directors of KGL, BMIL, PVL and SCVL is 31/F., Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong.

(c)

KGL is an investment holding company. It has diversified investments, including but not limited to, real estate, hotels and logistic services through its interests in Kerry Properties Limited, Shangri-La Asia Limited and Kerry Logistics Network Limited respectively, all of which are listed on the Hong Kong Stock Exchange.

BMIL’s principal business is investment and trading of financial instruments and equity securities.

PVL and SCVL’s principal business is investment holding in Shares of the Issuer.

Mr. KUOK Khoon Hua’s present principal employment is the Chairman and Director of Kerry Holdings Limited, a wholly-owned subsidiary of KGL incorporated in Hong Kong (“KHL”). He is also a director of a number of listed companies, including the Issuer.

The following is the present principal employment of directors of KGL, BMIL, PVL and SCVL named in this Item 2 other than Mr. KUOK Khoon Hua, whose principal employment is stated above:-

CUSIP No. 81141R100	Schedule 13D	Page 8 of 11 Pages

KUOK Khoon Chen	Chairman and Managing Director of KGL
KUOK Khoon Ean	Director of KHL and Chairman of Kuok (Singapore) Limited
KUOK Khoon Ho	Director of KGL
KUOK Hui Kwong	Chairman and Executive Director of Shangri-La Asia Limited (a company listed on the Hong Kong Stock Exchange and an associate of KGL)
KWOK Ping Leong	Executive of KHL
Keren CHEN	Group Co-General Counsel of KHL
TEO Ching Leun	Group Co-General Counsel of KHL

(d)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. KUOK Khoon Hua is a citizen of Malaysia.

Mr. KUOK Khoon Chen, Mr. KUOK Khoon Ho and Ms. KUOK Hui Kwong are citizens of Malaysia. Mr. KUOK Khoon Ean, Mr. KWOK Ping Leong and Ms. TEO Ching Leun are citizens of Singapore. Ms. Keren CHEN is a citizen of the United Kingdom.

Item 3.  Source or Amount of Funds or Other Consideration.

The information set forth in Items 2, 4, 5 and 6 is hereby incorporated by reference into this Item 3.

PVL and SCVL acquired the Shares covered by this Statement that are held by them prior to the Issuer’s initial public offering. Such acquisitions were financed by funds from their shareholders.

Between May 18 and May 31, 2018, BMIL acquired in aggregate 467,461 ADSs in open market purchases for an aggregate purchasing price of approximately US$6,469,928. Such Shares were acquired with working capital funds from BMIL.

On June 8, 2018, BMIL agreed to acquire 1,333,333 Class A Ordinary Shares from Mr. LI Xiaodong at a total purchase price of US$20,000,000. The Shares were acquired with working capital funds from BMIL.

Apart from the Shares set out in the cover pages, 10,000 Class A Ordinary Shares (as Restricted Share Awards) were granted by the Issuer to Mr. KUOK Khoon Hua on November 21, 2017 pursuant to the 2009 Share Incentive Plan of the Issuer (as amended), among which 50% shall become vested on October 19, 2018, and the remaining 50% on October 19, 2019.

Item 4.  Purpose of Transaction.

The information set forth in Items 2, 3, 5 and 6 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the Shares covered by this Statement that are held by them for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares, or selling some or all of their beneficial holdings, engaging in hedging or similar

CUSIP No. 81141R100	Schedule 13D	Page 9 of 11 Pages

transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Statement.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and the market and reserve the right to develop and/or amend any such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)	The information set forth in Items 2, 3, 4 and 6 is hereby incorporated by reference into this Item 5.

			Number of Shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percentage of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
KGL	10,246,404 Shares (2)	5.6% (1)	0	10,246,404 Shares	0	10,246,404 Shares
BMIL	1,800,794 Shares (3)	1.0% (1)	1,800,794 Shares	0	1,800,794 Shares	0
PVL	1,851,860 Shares (4)	1.0% (1)	1,851,860 Shares	0	1,851,860 Shares	0
SCVL	6,593,750 Shares (5)	3.6% (1)	6,593,750 Shares	0	6,593,750 Shares	0
Mr. KUOK Khoon Hua	10,246,404 Shares (6)	5.6% (1)	0	10,246,404 Shares	0	10,246,404 Shares

(1)    As a percentage of 182,073,928 Class A Ordinary Shares outstanding as of February 28, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2017.

(2)    KGL may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act): (i) 467,461 ADSs and 1,333,333 Class A Ordinary Shares held by BMIL, (ii) 1,851,860 Class A Ordinary Shares held by PVL, and (iii) 6,593,750 Class A Ordinary Shares held by SCVL.

(3)    Represents 467,461 ADSs and 1,333,333 Class A Ordinary Shares held by BMIL.

(4)    Represents 1,851,860 Class A Ordinary Shares held by PVL.

(5)    Represents 6,593,750 Class A Ordinary Shares held by SCVL.

(6)    Mr. KUOK Khoon Hua may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act): (i) 467,461 ADSs and 1,333,333 Class A Ordinary Shares held by BMIL, (ii) 1,851,860 Class A Ordinary Shares held by PVL, and (iii) 6,593,750 Class A Ordinary Shares held by SCVL. Mr. KUOK Khoon Hua disclaims beneficial ownership of such Shares for all other purposes.

In addition, 10,000 Class A Ordinary Shares (as Restricted Share Awards) were granted by the Issuer to Mr. KUOK Khoon Hua on November 21, 2017 pursuant to the 2009 Share Incentive Plan of the Issuer (as amended), among which 50% shall become vested on October 19, 2018, and the remaining 50% on October 19, 2019. KGL, BMIL, PVL and SCVL will not be deemed to own beneficially such Shares under Rule 13d-3 of the Act or otherwise.

(c)	Share transactions effected by BMIL in the past sixty days: (1) ADSs acquired by BMIL in the open market through a broker:-

Date of Transaction	Number of Shares acquired	Average price per Share
May 18, 2018	138,986	US$12.28
May 25, 2018	94,615	US$14.50
May 29, 2018	231,800	US$14.50
May 31, 2018	2,060	US$14.50

(2) On June 8, 2018, BMIL has agree to acquire 1,333,333 Class A Ordinary Shares from Mr. LI Xiaodong at a total purchasing price of US$20,000,000 pursuant to a Share Transfer Form dated June 8, 2018, a copy of which is attached as Exhibit 2 hereto.

CUSIP No. 81141R100	Schedule 13D	Page 10 of 11 Pages

Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transaction during the past 60 days in the Class A Ordinary Shares.

(d)

Except as set forth in this Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint filing agreement dated June 14, 2018
Exhibit 2	Share Transfer Form dated June 8, 2018

CUSIP No. 81141R100	Schedule 13D	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2018

KERRY GROUP LIMITED

By: /s/ KUOK Khoon Hua Name: KUOK Khoon Hua
Title: Director

BRIGHT MAGIC INVESTMENTS LIMITED

By: /s/ KUOK Khoon Hua Name: KUOK Khoon Hua
Title: Director

PAXTON VENTURES LIMITED

By: /s/ Keren CHEN Name: Keren CHEN
Title: Director

SUPER CLASS VENTURES LIMITED

By: /s/ KUOK Khoon Hua Name: KUOK Khoon Hua
Title: Director

/s/ KUOK Khoon Hua KUOK Khoon Hua